

Mail Stop 4561

February 24, 2010

Richard Clarke
President
Surna Inc.
2nd Floor, 1901 Avenue of the Stars
Los Angeles, CA 90067

> **Re:     Surna Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 28, 2010**
> **File No. 333-164578**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your submission. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     As you note in your disclosure document, Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act, Release No. 6932 (April 13, 1992). In carrying out this mandate, our assessment of your status under the definition can be based

only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

- You are a development stage company with no revenues and you have received a going concern opinion from your auditor;
- You issue penny stock;
- You have no operations, no assets (other than cash) and no employees;
- You will be unable to implement your business plan without substantial additional funding and there appears to be no other efforts or current plans for obtaining this funding; and
- The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. If you believe that you do not fall within the definition of a blank check company, please provide in your response a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please expand your disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following the review of your revised disclosures.

Outside Front Cover Page

2.      Please remove the telephone number of the Hong Kong and Shanghai Banking Corporation from the cover page. Refer to Item 501 of Regulation S-K.

Summary of Our Offering, page 6

3.      Given that the offering will be conducted on a "minimum-maximum" basis, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. Where you reference shares to be sold in this offering, please revise throughout to indicate the minimum as well as the maximum number of shares to be sold.

Business, page 22

4.      The disclosure regarding your proposed products makes assertion regarding your plans for the business that do not reflect the uncertainty of your company. In this regard, we note that most of the discussion regarding your proposed services indicates that you "will" take various actions without adequately explaining the steps necessary for those actions to occur. Please revise accordingly here and throughout the filing.

5.      The disclosure throughout this section assumes an advanced level of understanding with respect to your business, industry and potential products.  Please review the disclosure throughout this section and revise to clearly explain your business, industry and potential products for a potential investor not already familiar with complex event processing.

6.      We note your statement that "preliminary work" was undertaken to develop your software applications.  Please expand your disclosure to describe more specifically the "preliminary work" that has been conducted to date, the persons engaged in the preliminary software development and the current status of each of the three software products you describe on pages 23 and 24.

Government Regulation, page 26

7.      Since you have no products, please revise the statement in the third paragraph on page 26 that your products are available over the Internet in multiple states and foreign countries.  Please review your document to ensure that your statements accurately reflect the current status of your business activities.

Management

Officers and Directors, page 27

8.      Describe the business experience during the past five years for Mr. Richard Clark.  Refer to Item 401 of Regulation S-K.

9.      Please clarify whether any of your officers and directors has experience in developing complex event processing software and commercial applications or in providing "statistical consulting services."  If not, please consider including appropriate risk factor disclosure.

10.     Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175.  See also Corporation Finance's Proxy Disclosure Enhancements Transition Question and Answer 4, available on our website.

Conflicts of Interest, page 29

11.     It appears that all of your officers and directors are partners with, or employed by, Lim Clarke & Co.  Please specifically address any conflicts of interest that may arise from the relationship with Lim Clarke & Co.  In addition, please tell us whether Surna has entered into any contractual relationships with Lim Clarke or any of its affiliates.  Consider whether additional risk factor disclosure may be warranted.

Richard Clarke
Surna Inc.
February 24, 2010
Page 4

Part II

Undertakings

12.　　It appears that the undertakings in paragraphs C. and D. on page 47 do not apply to your offering.  Please revise to delete them or tell us why you believe they are applicable to your offering.

*　　*　　*　　*　　*

　　As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that show changes within paragraphs to help us to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·　　should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·　　the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·　　the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

　　We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to the undersigned at (202) 551-3457. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,


Maryse Mills-Apenteng
Special Counsel


cc:     Via Facsimile (509) 747-1770
        Conrad C. Lysiak, Esq.